UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 08, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED: MARIA RAMOS APPOINTED CHAIR**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

Maria Ramos Appointed AngloGold Ashanti Chair

(JOHANNESBURG) – The Board of AngloGold Ashanti is pleased to advise that Independent Non-Executive Director Maria Ramos has been appointed chair of the Board. Ms Ramos succeeds Sipho Pityana who has resigned from the Board. These changes are with immediate effect.

The Board notes the significant contribution made by Mr Pityana to the Company since his appointment to the Board in 2007 and his appointment as chair in 2014.

Mr Pityana has chaired the Board over a time when AngloGold Ashanti has followed a clear strategy characterised by strict capital discipline and improved sustainability of its business. Safety has improved significantly over that period, with the first ever fatality-free year in the Company's history, recorded in 2019. Since he assumed the role in February 2014, the Company's debt has been reduced by more than 70% from internally generated funds, the portfolio simplified by the sale of shorter-life assets, and the Obuasi mine in Ghana redeveloped into a modern, long-life operation.

The Board is delighted to welcome the incoming chair, who has been a director of the Company since May 2019. Ms Ramos brings to the role exceptional experience in leadership roles across both the private and public sectors. Currently, Ms Ramos serves as chairman of the Remuneration and Human Resources Committee and as a member of the Social, Ethics and Sustainability Committee and Nominations Committee.

Ms Ramos and the Board of Directors fully endorse the strategic direction of AngloGold Ashanti, and are supportive of the executive management team, led by Interim Chief Executive Officer Christine Ramon, which is delivering on this long-term business strategy.

Ms Ramos has extensive commercial experience within the banking industry and has occupied prominent roles in South Africa. Most recently, Ms Ramos served for 10 years as CEO of the Absa Group, one of Africa's largest banks, until her retirement in February 2019. Prior to that she was the Group Chief Executive of state-owned Transnet, the largest freight transport and logistics service provider in South Africa, for five years. This was after successfully serving as Director-General of the National Treasury for seven years, where she played a key role in transforming the Treasury into one of the most effective state departments in the post-apartheid administration.

ENDS

Johannesburg
8 December 2020

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Charmane Russell   **+27 11 880 3924 / +27 82 372 5816**   charmane@rasc.co.za
General inquiries   media@anglogoldashanti.com

Investors

Yatish Chowthee   **+27 11 637 6273 / +27 78 364 2080**   yrchowthee@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 08, 2020

By:	/s/ L MARWICK
Name:	L Marwick
Title:	EVP: General Counsel
	and Interim Company Secretary